Exhibit 99.1
FOR IMMEDIATE RELEASE
CONTACTS:
For Investors:
Geoff Jones, VP & Chief Financial Officer
Trico Marine Services, Inc.
(713) 780-9926
Bob Marese
MacKenzie Partners, Inc.
(212) 929-5500
For Media:
Jamie Moser / Marin Kaleya
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
TRICO MARINE SENDS LETTER TO STOCKHOLDERS
Urges Stockholders to Vote FOR the Board’s Nominees on the WHITE Proxy Card Today
THE WOODLANDS, Texas, May 21, 2009 – Trico Marine Services, Inc. (Nasdaq: TRMA) (the “Company” or “Trico”) today announced that it is mailing a letter to the Company’s stockholders in connection with the Company’s 2009 Annual Meeting of Stockholders, scheduled for June 10, 2009.
Trico urges its stockholders, when considering Kistefos’s proposals, to evaluate Kistefos’s poor investment track record, their nominees’ service on an already excessive number of Boards and their unstated objectives. Trico’s Board of Directors unanimously recommends that stockholders vote today for the Board’s highly qualified nominees by telephone, via the Internet or by signing, dating and returning the enclosed WHITE proxy card.
The full text of the letter follows:

PROTECT YOUR INVESTMENT IN TRICO
REJECT KISTEFOS’S NOMINATIONS AND PROPOSALS
VOTE THE WHITE PROXY CARD TODAY
May 21, 2009
Dear Fellow Stockholder:
Kistefos AS, a Norwegian investment company owned by Christen Sveaas that holds approximately 21.7% of Trico’s outstanding shares, has initiated a costly and disruptive proxy contest to elect Mr. Sveaas, its owner and Chairman, and Åge Korsvold, its Chief Executive Officer, to your Board of Directors. When you are considering their proposals, we believe that it is critical for you to evaluate their poor investment track record, their service on an already excessive number of Boards of Directors and their unstated objectives.
Specifically, we believe that:
•	Kistefos’s nominees are over-extended on other Boards and will not devote the attention other stockholders deserve

•	Kistefos’s recent track record with its investments in public companies is not good and its criticisms of Trico lean heavily on the crutch of hindsight without offering any new ideas or insight

•	Kistefos’s candidates do not have the depth of relevant experience that is helpful to your investment and their scheme requires the removal of a highly qualified and independent director

•	Kistefos’s interests may be in conflict with yours through their much larger investment in a competitor of Trico

•	Mr. Korsvold’s past actions as an executive at large public companies in Norway suggest that he is not qualified to serve as your representative and a steward of your Company
Your Board strongly urges all Trico stockholders to REJECT the Kistefos proposals and discard any proxy materials that you receive from Kistefos.
Your vote at Trico’s upcoming Annual Meeting of Stockholders is important no matter how many shares you own. We urge you to vote on the WHITE proxy card FOR Trico’s nominees – Joseph S. Compofelice and Ben A. Guill – and AGAINST the Kistefos proposals.
KISTEFOS’S RECENT TRACK RECORD DOES NOT SUGGEST
ITS PARTICIPATION ALONE WILL REWARD STOCKHOLDERS
Kistefos has a portfolio of investments in technology, real estate, shipping, financial services and offshore services. The two nominees collectively sit on the Board of at least 20 companies and serve as Chairman of at least four of these companies. To our knowledge, with a single recent exception, neither nominee has ever served on the board of a public company listed on a stock exchange in the United States. At a minimum, the time of Messrs. Sveaas and Korsvold may not be focused to the extent necessary on assisting our Company through the current economic turbulence.
Furthermore, while Kistefos claims substantial expertise in helping companies grow, its recent performance as an “activist” investor in public companies appears to be subject to the same economic forces affecting all of us. The charts below show Kistefos’s role in two public companies and their share performance since January 1, 2008.
The first chart illustrates the stock price of Global IP Solutions, a speech and audio processing software company in which Kistefos holds a 37.2% ownership position. Mr. Korsvold serves as a Director of Global IP Solutions and another Kistefos affiliate serves as the Chairman. As demonstrated, Global IP Solutions’ stock price has declined 64% since January 2008.

As shown in the second chart, Viking Drilling has fared even worse, with a 100% stock price decline. Based in Houston and Oslo, Viking Drilling is a publicly-listed owner of three semi-submersible drilling rigs that were purchased to refurbish and return to service. Mr. Sveaas is the founder, largest stockholder and Chairman of Viking Drilling. Under Mr. Sveaas, Viking Drilling poorly managed the refurbishment project, missed expected delivery deadlines and substantially over spent its budget. The estimated cost to complete the initial projects ballooned from $160 million in February 2007 to $308 million by February 2008. In February 2008, Viking Drilling filed for Chapter 11 bankruptcy protection, defaulting on its debts. Shortly thereafter, Viking commenced an auction for all of its assets. Despite record high commodity prices and a shortage of rigs worldwide, Viking failed to complete the auction and continues under bankruptcy protection.
Is this an investment record Kistefos should be proud of? Why should stockholders believe that Kistefos can generate stockholder value for Trico when they have failed to do so for their other investments?
PERFORMANCE OF KISTEFOS’ PUBLIC COMPANIES SINCE 1/1/08
ASK YOURSELF: DOES KISTEFOS BRING THE RIGHT KIND OF EXPERIENCE
AND WILL THEY LOOK OUT FOR ALL STOCKHOLDERS?
Kistefos claims to have significant experience in our industry that can be used to guide our Company. Kistefos’s and Mr. Sveaas’s primary control investments in the offshore sector are Viking Supply Ships AS and Viking Drilling ASA. We do not believe that their involvement in these companies offers the type of experience that could benefit all stockholders.
Your Board believes that Kistefos’s ownership of Viking Supply Ships presents, at a minimum, a serious conflict of interest. Viking Supply Ships currently competes with us in the North Sea and other markets that use North Sea-class anchor handling vessels. Kistefos claims Mr. Korsvold would resign from his position as Chairman of Viking Supply Ships if elected to Trico’s Board. It strains credibility, however, to think that his resignation alone would adequately protect Trico’s stockholders as long as Kistefos owns our competitor.

To guard against such conflicts and adhere to the competition laws of the United States, Norway and the European Union, the Board intends to strictly limit Messrs. Sveaas and Korsvold’s access to competitively sensitive information in accordance with such laws, if they were elected. The Board does not believe that other stockholders will be well served by these nominees who have serious conflicts of interest, raise competition law issues and will be necessarily limited in their ability to participate in critical decisions.
We are also concerned that Kistefos’s nominees lack experience managing a global offshore services company. A large part of our future resides in the growing markets outside of our traditional markets. Trico’s operations in the diverse markets of Brazil, China, West Africa and Mexico now represent approximately 42% of the company‘s revenues. We need Board members who bring a global perspective and can help us expand in these markets.
To comply with the Jones Act, Kistefos’s scheme requires, among other things, the removal of Per Staehr, a citizen of Denmark and a well qualified and independent director who has such global experience. While Kistefos’s sector experience emanates from its ownership of Viking Supply, a competitor with nine vessels in the North Sea and India, Mr. Staehr brings a much broader perspective and specific expertise in a new market for Trico. Mr. Staehr was the President of Maersk Contractors, the drilling and floating production division of A.P. Moller, which also owns Maersk Supply Services, which currently operates over 50 offshore supply vessels globally, including 10 in the North Sea. He is also the Chairman of A2SEA A/S, a leading offshore wind turbine installation company. As reported, the renewable energy market represents a growth market for our CTC Division and we believe Mr. Staehr’s expertise will be important to us in this sector. We strongly believe stockholders would be ill served to force the removal of such a qualified independent director solely to enact Kistefos’s agenda.
WHAT DOES KISTEFOS REALLY WANT TO DO WITH OUR COMPANY?
To date, Kistefos has not offered a single concrete proposal to assist the Company toward our goals, despite claimed expertise in such situations and in the offshore energy sector. In light of the lack of suggestions, lack of global experience and their own investment performance, we are concerned that their true intentions are simply to increase their influence over your Company for their own sake and divert us from our subsea strategy. We believe that the addition of these two nominees will be a negative and disruptive force in the management of our company.
We are concerned that, if elected, Messrs. Korsvold and Sveaas will seek to increase the risk profile of our Company and try – somehow – to reverse course and return to being a supplier of commoditized offshore vessels. We believe that our strategy to move into the faster growing subsea services sector, de-emphasizing the more commoditized offshore supply market, was and is the right one. In contrast, Kistefos once said that we should take on more exposure to the North Sea spot market, in the hopes of generating higher profits rather than balancing risk and return. By contrast, Trico decided in June 2008 to term out four of its anchor handling vessels working in the North Sea. Kistefos’s Viking Supply Ships, our competitor, kept its similar vessels in the spot market. At the time of our decision, day rates approximated $37,000 per day, as reported by ODS Petrodata. The Company termed out its vessels at an average rate of $48,000 per day at a greatly improved 98% utilization. This decision – made to protect cash flows in the face of a declining market – was the right one as spot market rates have now declined to $17,000 per day and utilization levels have declined significantly. The North Sea spot vessel market is the weakest it has been in several years, and we don’t see it improving any time soon. We have made the strategic decision to focus on the subsea services area – where we are creating a sustainable competitive advantage, where the volume of activity is projected to continue increasing and where pricing remains solid – versus “doubling down” in a soft and weakening support vessel market. On balance, we believe that investing in subsea services was a superior decision and request your support for directors that believe in our direction and who will support the continued development of this strategy.
We believe that stockholders are better served in continuing with directors that bring substantial experience, a global perspective, belief in our strategy and unconflicted interests.
DO YOU WANT TO ENTRUST MR. KORSVOLD AS A STEWARD OF YOUR INVESTMENT?
We do not believe that Mr. Korsvold is an acceptable candidate. His past directorships, specifically with Storebrand, a large publicly-traded company in Norway, raise serious questions to which our stockholders deserve answers. According to published accounts, in October 2000 Mr. Korsvold resigned as CEO of a Norwegian public company and withdrew as chairman of another Norwegian public company after regulatory authorities in Norway concluded he had violated trading prohibitions under the Norwegian Securities Trading Act. Although all charges were later dismissed, your Board concluded that these events made Mr. Korsvold an undesirable candidate.
We urge you to ask yourself, “Do I want these two individuals representing me?”
PROTECT YOUR INVESTMENT IN TRICO
REJECT KISTEFOS’S NOMINATIONS AND PROPOSALS
We are confident Trico stockholders will see Kistefos’s actions for what they are – a transparent attempt at an opportunistic time to greatly increase its influence over your Company in order to further its own private business interests. Your Board of Directors unanimously recommends that stockholders vote AGAINST Kistefos’s proposals. We urge you to act today to protect your investment – vote AGAINST Kistefos’s nominees and proposals by signing, dating and returning the WHITE proxy card, or by using the instructions on the WHITE proxy card to submit your proxy by telephone or Internet. Please do not return any proxy cards sent to you by Kistefos, even as a protest vote, as only your latest dated proxy card will count in this critical vote.
Thank you.
On behalf of the Board of Directors,

Joseph S. Compofelice	M. W. Scoggins
Chairman of the Board of Directors	Lead Director

If you have questions or need assistance voting your WHITE proxy card please contact:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885
About Trico Marine Group
The Trico Marine Group is an integrated provider of subsea, trenching and marine support vessels and services. Trico’s towing and supply division provides a broad range of marine support services to the oil and gas industry through use of its diversified fleet of vessels including the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment, and support for the construction, installation, repair and maintenance of offshore facilities. Trico’s subsea services and trenching/installation divisions control a well equipped fleet of vessels and operate a fleet of modern ROVs and trenching and other subsea protection equipment. The Trico Marine Group is headquartered in The Woodlands, Texas and has a global presence with operations in the North Sea, West Africa, Mexico, Brazil and Southeast Asia as well as the Gulf of Mexico.
For more information about Trico Marine Services, Inc. visit us on the web at www.tricomarine.com.
Important Information
In connection with the solicitation of proxies, on May 13, 2009, Trico filed with the Securities and Exchange Commission (the “SEC”) and mailed to stockholders a definitive proxy statement and a WHITE proxy card for its 2009 annual meeting of stockholders.  Trico stockholders are strongly advised to read these documents as they contain important information.  Stockholders may obtain Trico’s proxy statement, a form of WHITE proxy card and any amendments or supplements and other documents for free at the SEC’s website at www.sec.gov.  Copies of Trico’s proxy materials will also be available for free at Trico’s website at www.tricomarine.com or by directing a request to Trico Marine Services, Inc., 10001 Woodloch Forest Drive, Suite 610, The Woodlands, Texas 77380, Attn: Corporate Secretary, or calling (713) 780-9926.  In addition, copies may be requested by contacting, MacKenzie Partners, Inc. at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.  Trico and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with its 2009 annual meeting. Detailed information regarding the names, affiliations and interests of individuals who are deemed participants in the solicitation of proxies is available in Trico’s definitive proxy statement.  The contents of the websites referenced above are not deemed to be incorporated by reference into Trico’s proxy statement.

Forward Looking Language
Certain statements in this letter that are not historical fact may be “forward looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about the Company’s beliefs and expectations and information concerning possible or assumed future performance or results of operations, and are not guarantees. Actual events may differ materially from those projected in any forward-looking statement. There are a number of important factors involving risks and uncertainties beyond the control of the Company that could cause actual events to differ materially from those expressed or implied by such forward-looking statements. A description of risks and uncertainties relating to Trico Marine Services, Inc. and its industry and other factors, which could affect the Company’s results of operations or financial condition, are included in the Company’s Securities and Exchange Commission filings. Trico undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.
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